UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 12, 2022

AMCI ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-40282	86-1763050
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Steamboat Road Greenwich, Connecticut	06830
(Address of principal executive offices)	(Zip Code)

(203) 625-9200

(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	AMCIU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	AMCI	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50	AMCIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

As previously announced, on March 8, 2022, AMCI Acquisition Corp. II, a Delaware corporation (“AMCI”), entered into an Agreement and Plan of Merger with AMCI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of AMCI (“Merger Sub”), and LanzaTech NZ, Inc. (“LanzaTech”), a Delaware corporation (as amended on December 7, 2022, the “Merger Agreement”). If the Merger Agreement and the transactions contemplated thereby are approved by AMCI’s stockholders and LanzaTech’s stockholders, and the closing conditions in the Merger Agreement are satisfied or waived, then, among other things, upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware General Corporation Law, Merger Sub will merge with and into LanzaTech, with LanzaTech surviving the merger as a wholly owned subsidiary of AMCI.

Grant Agreement between LanzaTech UK Limited and UK Secretary of State for Transport

On December 12, 2022, LanzaTech UK Limited (“LanzaTech UK”), a wholly owned subsidiary of LanzaTech, was awarded a grant from the UK Secretary of State for Transport (the “UK Authority”) in connection with LanzaTech’s Project DRAGON (Decarbonising and Reimagining Aviation for the Goal of Netzero). The grant was awarded to fund LanzaTech UK’s front-end engineering design and associated project development activities for a proposed facility in Port Talbot, South Wales, United Kingdom. The proposed facility would use LanzaTech’s process technology to convert a variety of waste sources into waste-based low-carbon ethanol. This ethanol would then be converted to sustainable aviation fuel and diesel fuel using the alcohol-to-jet technology of LanzaJet, Inc., a company in which LanzaTech holds a significant minority interest.

Pursuant to the grant agreement between LanzaTech UK and the UK Authority (the “Grant Agreement”), the UK Authority agreed to provide to LanzaTech UK up to £24,961,000 upon the achievement of certain milestones related to Project DRAGON. In return, LanzaTech UK agreed to provide regular progress reports, audit reports, and documentation of its expenses to the UK Authority. In the event that LanzaTech UK defaults on its obligations under the Grant Agreement, the UK Authority may suspend payments under the agreement, reduce the amount of the grant, require LanzaTech UK to repay amounts paid under the grant with interest, or terminate the agreement. All intellectual property rights owned by each of the parties prior to the date of the Grant Agreement or developed by either party during the period of the grant will remain the property of such party. However, any intellectual property rights developed in the course of the activities funded by the grant and included in LanzaTech’s periodic progress reports to the UK Authority will belong to the UK Authority.

Either party may terminate the Grant Agreement for convenience upon 28 days’ written notice. Upon termination of the Grant Agreement, LanzaTech UK must return any unspent funds issued under the grant and promptly prepare a plan to terminate funded activities. If the UK Authority terminates the agreement for convenience, it will be obligated to pay to LanzaTech UK a reasonable amount in respect of any activities completed in furtherance of Project DRAGON at the time of termination, but will not be liable for any expenses related to any transfer or termination of any of LanzaTech UK’s employees engaged in activities related to Project DRAGON. The period for which the grant is awarded expires on March 31, 2025.

LanzaTech UK has agreed to indemnify and hold harmless the UK Authority and its representatives with respect to all actions, claims, charges, demands, losses and/or proceedings arising from or incurred by reason of the actions or omissions of LanzaTech UK in connection with Project DRAGON. To the extent permitted under applicable law, the UK Authority’s liability to LanzaTech UK under the Grant Agreement will be limited to its obligation to make payment of grant funds when due and payable.

A copy of the Grant Agreement is attached to this Current Report on Form 8-K as Exhibit 10.1 hereto and is incorporated herein by reference, and the foregoing description of such agreement is qualified in its entirety by reference thereto.

Important Information About the Business Combination and Where to Find It

The Business Combination will be submitted to stockholders of AMCI for their consideration. AMCI has filed a registration statement on Form S-4 (as amended, the “Registration Statement”) relating to the Business Combination, which includes both a preliminary prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a proxy statement to be distributed to AMCI’s stockholders in connection with AMCI’s solicitation of proxies for the vote by its stockholders in connection with the Business Combination and other matters as described in the Registration Statement. AMCI urges its investors, stockholders and other interested persons to read the preliminary proxy statement/prospectus and any amendments thereto and, when available, the definitive proxy statement/prospectus, as well as other documents filed by AMCI with the SEC, because these documents will contain important information about AMCI, LanzaTech and the Business Combination. After the Registration Statement is declared effective, AMCI will mail the definitive proxy statement/prospectus to its stockholders as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain a copy of the Registration Statement, including the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed by AMCI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, CT 06830.

Participants in the Solicitation

AMCI and LanzaTech and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Business Combination described in this Current Report under the rules of the SEC. Information about the directors and executive officers of AMCI is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AMCI stockholders in connection with the Business Combination is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This Current Report shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
10.1†#	Grant Agreement, by and between LanzaTech UK Limited and the Secretary of State for Transport, dated December 12, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

† Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

# Certain confidential information contained in this exhibit, marked by brackets, has been redacted in accordance with Regulation S-K Item 601(b) because the information (i) is not material and (ii) would be competitively harmful if disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCI ACQUISITION CORP. II

By:	/s/ Nimesh Patel
Name:	Nimesh Patel
Title:	Chief Executive Officer

Date: December 16, 2022